E: Kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

October 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Nasreen Mohammed, Suying Li, Rucha Pandit, Mara Ransom

Re:	Hong Kong Pharma Digital Technology Holdings Ltd
Amendment No. 4 to Draft Registration Statement on Form F-1
Submitted September 23, 2024
CIK No. 0002007702

Ladies and Gentlemen:

We hereby submit the responses of Hong Kong Pharma Digital Technology Holdings Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated September 30, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 4 to Draft Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is submitting Amendment No. 5 to the Draft Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 4 to Draft Registration Statement on Form F-1

Capitalization, page 52

1.	We note your response to prior comment 1. Your disclosure in Note 23 indicates that due to related parties balance as of March 31, 2024 primarily consists of loans from related parties which appear to be a component of capitalization and indebtedness per Item 3.B of Form 20-F. Please revise your capitalization disclosure accordingly.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the capitalization table to include the loans from related parties in indebtedness and total capitalization.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101) or Lap Sun Wong, Chief Executive Officer of Hong Kong Pharma Digital Technology Holdings Limited at +852 2618-9289.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc:	Lap Sun Wong, Hong Kong Pharma Digital Technology Holdings Limited